CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

IMRIS Inc.
100-1370 Sony Place	TF. 1.888.304.0114
Winnipeg, Manitoba	T. 204.480.7070
Canada R3T 1N5	F. 204.480.7071	www.imris.com

IMRIS INC.
Consolidated Balance Sheets
Expressed in US $000’s except share and per share data,
and except as otherwise indicated
(Unaudited)

	September 30, 2013	December 31, 2012

Assets
Current assets
Cash	$20,899	$19,060
Restricted cash	7,500	1,920
Accounts receivable (note 4)	14,783	11,130
Unbilled receivables	15,330	10,967
Inventory (note 5)	6,686	6,020
Prepaid expenses and other	8,968	6,878
	74,166	55,975

Property, plant, and equipment, net	12,947	7,261
Intangibles, net	9,252	10,008
Other assets	3,259	2,243
Goodwill	6,498	6,498

Total assets	$106,122	$81,985

Liabilities and Shareholders' equity

Current liabilities
Accounts payable and accrued liabilities (note 6)	$19,524	$21,216
Deferred revenue	10,174	10,182
	29,698	31,398

Long term debt, net of discount (note 14)	20,337	-
Other liabilities	306	-
	20,643	-

Total liabilities	50,341	31,398

Shareholders' equity
Share capital
Common Shares, unlimited number of voting common shares authorized; 52,030,966 and 46,061,211 issued and outstanding at September 30, 2013 and
December 31, 2012 respectively	166,966	147,819
Additional paid-in capital	10,900	4,861
Deficit	(122,125)	(101,740)
Accumulated other comprehensive income (loss)	40	(353)
	55,781	50,587

Commitments and contingencies (note 12)

Total liabilities and shareholders' equity	$106,122	$81,985

See accompanying notes

IMRIS INC.
Consolidated Statements of Comprehensive Loss
Expressed in US $000’s except share and per share data,
and except as otherwise indicated
(Unaudited)

	Three months ended		Nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012

Sales	$17,765	$11,569	$36,057	$32,297
Cost of sales	10,984	8,818	23,147	21,494
Gross profit	6,781	2,751	12,910	10,803

Operating expenses
Administrative	2,280	2,000	7,523	5,560
Sales and marketing	2,300	2,427	7,081	7,014
Customer support and operations	2,889	2,007	8,309	5,584
Research and development	2,339	3,840	6,612	10,827
Amortization	963	1,067	2,856	3,026
Total operating expenses	10,771	11,341	32,381	32,011

Operating loss before the following	(3,990)	(8,590)	(19,471)	(21,208)

Other income (loss)
Foreign exchange	387	118	(651)	107
Interest and other	(195)	-	(231)	15
Total other income (loss)	192	118	(882)	122

Net loss before taxes	(3,798)	(8,472)	(20,353)	(21,086)

Income taxes (note 8)	6	48	32	66

Net loss	$(3,804)	$(8,520)	$(20,385)	$(21,152)

Other comprehensive income
Foreign currency translation adjustment	(298)	(315)	393	(261)

Other comprehensive income	$(298)	$(315)	$393	$(261)

Comprehensive loss for the period	$(4,102)	$(8,835)	$(19,992)	$(21,413)

Weighted average number of common shares outstanding	51,964,165	45,900,209	50,271,094	45,689,651

Basic and diluted loss per share (note 9)	$(0.07)	$(0.19)	$(0.41)	$(0.46)

See accompanying notes

IMRIS INC.
Consolidated Statements of Shareholders' Equity
Expressed in US $000’s except share and per share data,
and except as otherwise indicated
(Unaudited)

					Accumulated
			Additional		Other
	Common Shares		Paid-in		Comprehensive
	Shares	Amount	Capital	Deficit	Income (Loss)	Total

Balances at January 1, 2013	46,061,211	$147,819	$4,861	$(101,740)	$(353)	$50,587

Comprehensive income (loss)	-	-	-	(20,385)	393	(19,992)

Issuance of stock on exercise of employee stock options	219,755	694	-	-	-	694

Stock based compensation expense for the period	-	-	1,448	-	-	1,448

Amount credited to share capital related to shares and options issued	5,750,000	18,453	(209)	-	-	18,244

Issuance of warrants to purchase common stock	-	-	4,800	-	-	4,800

Balances at September 30, 2013	52,030,966	$166,966	$10,900	$(122,125)	$40	$55,781

See accompanying notes

IMRIS INC.
Consolidated Statements of Cash Flows
Expressed in US $000’s except share and per share data,
and except as otherwise indicated
(Unaudited)

	Nine months ended
	September 30, 2013	September 30, 2012

OPERATING ACTIVITIES
Net loss for the period	$(20,385)	$(21,152)
Adjustments to reconcile net income to net cash
provided by operating activities:
Amortization	2,856	3,026
Stock based compensation	1,448	1,104
Advance payment	178	(914)
Amortization of debt discount and debt issuance costs	66	-
Other	425	7
Changes in operating assets and liabilities:
Accounts receivable	(3,653)	4,785
Unbilled receivables	(4,363)	(2,767)
Inventory	(665)	(1,041)
Prepaid expenses and other	(1,576)	(1,283)
Accounts payable and accrued liabilities	(1,604)	2,526
Deferred revenue	(8)	7,104
	(27,281)	(8,605)

FINANCING ACTIVITIES
Proceeds from issuance of share capital	18,938	2,346
Proceeds from long-term debt	25,000	-
Payment of debt issuance costs	(1,845)	-
	42,093	2,346

INVESTING ACTIVITIES
Restricted cash	(5,580)	-
Acquisition of property, plant and equipment	(7,611)	(3,936)
Acquisition of intangibles	(161)	(397)
Acquisition of other assets	-	(1,533)
	(13,352)	(5,866)

Foreign exchange translation adjustment on cash	379	83

Increase(decrease) in cash	1,839	(12,042)

Cash, beginning of period	19,060	40,425

Cash, end of period	$20,899	$28,383

Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	$98	$3
Income taxes	$304	$166

See accompanying notes

IMRIS Inc.
Notes to the Consolidated Financial Statements
Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated
September 30, 2013
(Unaudited)

1.	DESCRIPTION OF BUSINESS

IMRIS Inc. (“IMRIS” or the “Company”) designs, manufactures and markets the VISIUS Surgical TheatreTM, a multifunctional surgical environment that provides intraoperative vision to clinicians to assist in decision-making and enhance precision in treatment. Designed to meet each hospital’s specific clinical application needs, the VISIUS Surgical Theatre can incorporate MR imaging, CT imaging and x-ray angiography in a number of configurations to provide intraoperative images of diagnostic quality - without introducing additional patient transport risk and delivering real-time information to clinicians while preserving optimal surgical access and techniques. IMRIS sells the VISIUS Surgical Theatres globally to hospitals that deliver clinical services to patients in the neurosurgical, spinal, cerebrovascular and cardiovascular markets. Management believes the primary market for the current product portfolio is comprised of those hospitals having relatively large neurosurgical, cerebrovascular or cardiovascular practices. The Company was incorporated on May 18, 2005 under the Canada Business Corporations Act. The Company’s shares are traded on the Toronto Stock Exchange under the symbol “IM” and on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “IMRS”.

Liquidity

The Company had cash of $20.9 million as of September 30, 2013, an increase of $1.8 million from December 31, 2012, and had used cash in operations of $27.3 million for the nine months ended September 30, 2013. This cash consumption was significantly more than prior periods owing to both timing of customer invoicing and the cost of transitioning the business from Canada to the U.S.

On September 16, 2013, Imris entered into a secured loan facility agreement for $25 million, and received the net proceeds of $24.5 million following execution of the agreement. The loan matures five years from the date of the Agreement and may be prepaid subject to certain restrictions. The principal amount of the loan is payable in three equal annual installments on the third, fourth and fifth anniversaries of the date of the disbursement, except that, if IMRIS achieves certain revenue targets, the principal payment due on the third anniversary can be deferred for up to two years and the payment due on the fourth anniversary can be deferred for one year. The outstanding principal amount of the loan at any time will accrue interest at a rate of 9% per annum.

While management believes the Company will have adequate working capital to fund the Company’s operations beyond the next 12 months, it is dependent on the ability of the Company to generate positive cash flow from operations by increasing order bookings and revenue and the successful transition of operations to the U.S. to provide lower manufacturing costs and operating expenses.

2.	BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements are prepared based on the accounting principles and practices used by the entity in preparing its annual statements and in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) for the preparation of interim financial statements. These unaudited interim consolidated financial statements do not include all the information and note disclosures required for compliance with U.S. GAAP for annual financial statements. Accordingly, these statements should be read in conjunction with the December 31, 2012 audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. GAAP.

In the opinion of Management all normal recurring adjustments considered necessary for fair presentation have been included in these financial statements. The preparation of these unaudited interim consolidated financial statements requires Management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates and the results of operations for the three and nine months ended September 30, 2013 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2013.

Unless otherwise indicated, all dollar amounts are expressed in United States dollars (U.S. dollars). The term dollars and the symbol $ refer to the U.S. dollar.

IMRIS Inc.
Notes to the Consolidated Financial Statements
Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated
September 30, 2013
(Unaudited)

3.	RECENTLY ADOPTED OR ISSUED ACCOUNTING PRONOUNCEMENTS

On February 5, 2013, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance (ASU 2013-02), which further revises the manner in which entities present comprehensive income in their financial statements. The guidance requires entities to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in the net income if the amount being reclassified is required under U.S. GAAP to be classified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, entities are required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This guidance was effective for the Company beginning after December 15, 2012. The guidance affects presentation only and did not have an impact on the results of operations or financial condition of the Company.

4.	ACCOUNTS RECEIVABLE

	September 30, 2013	December 31, 2012

Accounts receivable, trade	$13,203	$10,308
Commodity taxes receivable	468	294
Income taxes receivable	72	-
Refundable investment tax credit receivable	1,040	528
	$14,783	$11,130

5.	INVENTORY

	September 30, 2013	December 31, 2012

Materials	$5,221	$4,551
Customer support inventory	674	724
Work in progress	791	745
	$6,686	$6,020

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2013	December 31, 2012

Trade accounts payable	$11,169	$5,011
Accruals	6,284	12,112
Payroll related accruals	1,965	3,514
Warranty	99	338
Income taxes payable	-	190
Commodity taxes payable	7	51
	$19,524	$21,216

The Company records a liability for future warranty costs to repair or replace its products. The warranty term is generally 12 months. The amount of the liability is determined based on management’s historical experience and the best estimate of probable claims under Company warranties. The Company regularly evaluates the appropriateness of the remaining accrual.

IMRIS Inc.
Notes to the Consolidated Financial Statements
Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated
September 30, 2013
(Unaudited)

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (continued)

The following table details the changes in the warranty accrual for the period:

	Three months ended	Nine months ended
	September 30, 2013	September 30, 2013

Balance at beginning of the period	$63	$338
Accruals	85	85
Utilization	(49)	(324)
Balance at end of the period	$99	$99

7.	STOCK-BASED COMPENSATION

The following table presents information on stock option activity for the period:

	Number of options	Weighted average exercise price (CDN$)	Average remaining contractual life in years	Aggregate intrinsic value (CDN$)
Balance as of January 1, 2013	4,312,165	$4.52
Granted	1,458,646	3.08
Exercised	(219,755)	2.26
Forfeited	(414,522)	4.34
Expired	(84,247)	2.25
Balance as of September 30, 2013	5,052,287	$4.26
Exercisable as of September 30, 2013	2,225,056	$5.14	2.4	$-
Vested and expected to vest as of September 30, 2013	4,368,698	$4.39	3.6	$-

The aggregate intrinsic value, in the table above, represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company’s common shares on September 30, 2013 and the exercise price for the in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on September 30, 2013. The total intrinsic value of the stock options exercised during the three months ended September 30, 2013 and 2012, calculated using the average market price during the period, was $40 and $389, respectively. The total intrinsic value of the stock options exercised during the nine months ended September 30, 2013 and 2012, calculated using the average market price during the period, was $133 and $665, respectively.

The following assumptions were used in the calculation of the fair value of options granted in the period using the Black-Scholes option-pricing model:

September 30, 2013

Weighted average grant date fair value of stock options granted during the period (CDN$)	$1.48
Risk-free interest rate	1.39%
Dividend yield	0%
Expected life of the options	4.25 years
Expected volatility of the underlying stock	59.96%

Expected volatilities are based on the historic volatility of the Company’s shares as this represents the most appropriate basis to determine the expected volatility in future periods.

IMRIS Inc.
Notes to the Consolidated Financial Statements
Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated
September 30, 2013
(Unaudited)

7.	STOCK-BASED COMPENSATION (continued)

The following table presents information on unvested stock options for the period:

	Number of options	Weighted average grant date fair value (CDN$)

Balance as at January 1, 2013	2,314,466	$2.17
Granted during the period	1,458,646	1.48
Vested during the period	(685,697)	2.23
Forfeited during the period	(260,184)	2.00
Balance as of September 30, 2013	2,827,231	$1.81

As of September 30, 2013, there was $3,386 of unrecognized stock-based compensation expense related to unvested stock options. This will be expensed over the vesting period, which on a weighted-average basis, results in a period of approximately 2.7 years. The total fair value of stock options vested during the nine months ended September 30, 2013 and 2012 was $1,483 and $1,129, respectively.

8.	INCOME TAXES

For the three and nine months ended September 30, 2013, the Company’s income tax expense was $6 and $32, respectively. For the three and nine months ended September 30, 2012, the Company’s income tax expense was $48 and $66, respectively. The Company has not recorded a deferred tax asset as of September 30, 2013 or December 31, 2012 because a valuation allowance has been provided against the full amount of the deferred tax assets for both periods.

As of September 30, 2013, the Company has no unrecognized income tax benefits and has not accrued any amounts for interest or penalties related to unrecognized income tax benefits. As of December 31, 2012, the Company had no unrecognized income tax benefits and had not accrued any amounts for interest or penalties related to unrecognized income tax benefits.

The Company files tax returns in Australia, Belgium, Canada, India, Japan, Germany and the United States. The years 2008 to 2012 remain subject to examination by tax authorities.

9.	BASIC AND DILUTED LOSS PER SHARE

When the Company is in a loss position, there are no adjustments to the weighted number of shares outstanding for the purposes of calculating diluted loss per share because to do so would be anti-dilutive. As of September 30, 2013 and 2012, 300,124 and 423,094 stock options and warrants could potentially dilute basic EPS in the future, respectively. These options and warrants were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the periods presented.

10.	SEGMENTED INFORMATION

The Company operates as one business segment. The Company develops, assembles and installs VISIUS Surgical Theatres that are used for a variety of medical applications, as well as providing ancillary products and services and extended maintenance services.

IMRIS Inc.
Notes to the Consolidated Financial Statements
Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated
September 30, 2013
(Unaudited)

11.	FINANCIAL INSTRUMENTS

The Company adheres to FASB Accounting Standards Codification 820 which defines fair value, establishes a framework, prescribes methods for measuring fair value and outlines additional disclosure requirements on the use of fair value measurements. Fair value is defined as the exchange price that would be recovered for an asset or paid to transfer a liability (an exit price in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date). Fair value is determined based on the exchange price that would be received for an asset or paid to transfer a liability utilizing a hierarchy of three different valuation techniques, based on the lowest level input that is significant to the fair value measurement in its entirety.

Financial instruments measured at fair value should be classified into one of three levels that distinguish fair value measurements by the significance of the inputs used for valuation.

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1 quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data; and

Level 3 - Unobservable inputs that are supported by little or no market activity. Valuation techniques are primarily model-based.

The Company’s financial assets and liabilities that are measured at fair value on a recurring basis have been segregated into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value measurement date in the table below. For cash, fair value approximates cost.

Financial assets and liabilities measured at fair value as of September 30, 2013 in the consolidated financial statements on a recurring basis are summarized below:

	Level 1	Level 2	Level 3

Cash	$20,899	$-	$-
Restricted cash	7,500	-	-
	$28,399	$-	$-

Financial assets and liabilities measured at fair value as of December 31, 2012 in the consolidated financial statements on a recurring basis are summarized below:

	Level 1	Level 2	Level 3

Cash	$19,060	$-	$-
Restricted cash	1,920	-	-
	$20,980	$-	$-

12.	COMMITMENTS AND CONTINGENCIES

The Company periodically enters into agreements that include limited intellectual property indemnifications that are customary in the industry. These guarantees generally require the Company to indemnify the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of the intellectual property indemnification obligations prevent the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers. The Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

IMRIS Inc.
Notes to the Consolidated Financial Statements
Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated
September 30, 2013
(Unaudited)

13.	RESTRUCTURING COSTS

The Company is moving its operations to the U.S. in order to be closer to its customers and to have access to critical suppliers and personnel. The Company expects to incur total costs of approximately $5.2 million related to this activity. These costs are broken down as approximately $1.1 million for one-time employee termination benefits, approximately $0.5 million for contract termination costs, and approximately $3.6 million for other associated costs such as moving expenses. Since the inception of the program, The Company has incurred a total of $1.1 million of one-time employee termination costs and $2.2 million of other associated costs. Adjustments are primarily the reversal of prior period accruals for employee severance and retention. The accruals were determined no longer necessary because the employees voluntarily terminated their employment before the retention and severance date. The following is a roll-forward of the accrued liability related to restructuring costs for the period:

	One-time employee termination benefits	Contract termination costs	Other associated costs

Balance at January 1, 2013	$1,341	-	$72
Incurred	-	-	1,185
Paid	(67)	-	(624)
Adjustments	(125)	-	(333)
Balance at March 31, 2013	$1,149	$-	$300
Incurred	-	-	614
Paid	(523)	-	(1,012)
Adjustments	(120)	-	103
Balance at June 30, 2013	$506	$-	$5
Incurred	-	-	604
Paid	(219)	-	(523)
Adjustments	-	-	7
Balance at September 30, 2013	$287	$-	$93

The following is a summary of net restructuring costs incurred during the following periods:

	Three months ended September 30, 2013
	One-time employee termination benefits	Contract termination costs	Other associated costs

Administrative	$-	-	$112
Sales and marketing	-	-	2
Customer support and operations	-	-	116
Research and development	-	-	381
Total	$-	$-	$611

	Nine months ended September 30, 2013
	One-time employee termination benefits	Contract termination costs	Other associated costs

Administrative	$(40)	-	$687
Sales and marketing	(1)	-	4
Customer support and operations	(69)	-	660
Research and development	(135)	-	829
Total	$(245)	$-	$2,180

IMRIS Inc.
Notes to the Consolidated Financial Statements
Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated
September 30, 2013
(Unaudited)

14.	LONG TERM DEBT, NET OF DISCOUNT

On September 16, 2013, the Company entered into several agreements pursuant to which the Deerfield Management Company, L.P. (“Deerfield”) agreed to provide the Company $25.0 million in funding, which occurred the same day. Pursuant to the terms of the facility agreement (the “Facility Agreement”), the Company issued Deerfield promissory notes in the aggregate principal amount of $25.0 million. The long-term debt is repayable over five years, with equal payments of the principal amount due on the third, fourth and fifth anniversaries of the date of the disbursement, except that, if IMRIS achieves certain revenue targets, the notes may be prepaid in full after the third anniversary at the approval of Deerfield and at the option of the Company with 20 days’ written notice to Deerfield under the Facility Agreement. Prepayment must be accompanied by a 4% prepayment fee. Deerfield has the right to have the long-term debt repaid at 104% of the principal amount in the event the Company completes a major transaction, which includes, but is not limited to, a merger or sale of the Company. The long-term debt was secured by the Company’s assets.

The debt agreement contains covenants which are customary for similar credit agreements, including covenants related to financial reporting and notification, payment of indebtedness, taxes and other obligations; compliance with applicable laws; and limitations regarding additional liens, indebtedness, certain acquisitions, investments and dispositions of assets. The debt agreement contains a covenant which requires written consent from Deerfield before declaring or paying any dividend or other distribution on its common shares. Additionally, the Company must maintain cash and cash equivalents, including restricted cash, of at least $7.5 million at each quarter end.

The long-term debt requires interest at 9.0% per annum, payable quarterly. Interest accrued on each of the first five quarters is not paid but is added on to the outstanding principal of the notes.

The Company paid Deerfield a facility fee of $0.5 million and $1.3 million to other professionals involved in the completion of the Facility Agreement. These costs are capitalized and are being amortized over 5 years using the interest method.

In connection with the Facility Agreement, the Company issued Deerfield seven-year warrants (the “Deerfield Warrants”) to purchase 6,100,000 shares of the Company’s common stock at an exercise price of $1.94 per share. The exercise of the Deerfield Warrants can be satisfied through a reduction in the principal amount of the Company’s outstanding indebtedness to Deerfield, at the Company’s option.

The Company recorded the promissory notes with an aggregate principal amount of $25.0 million at its face value less a note discount of $4.8 million fair value of the associated warrants. The note discount is amortized using the interest method.

The following assumptions were used in the calculation of the fair value of warrants granted in the period using the Black-Scholes option-pricing model:

September 30, 2013

Weighted average grant date fair value of stock options granted during the period	$0.86
Risk-free interest rate	2.36%
Dividend yield	0%
Expected life of the warrants	4.25 years
Expected volatility of the underlying stock	59.96%

Expected volatilities are based on the historic volatility of the Company’s shares as this represents the most appropriate basis to determine the expected volatility in future periods.

Interest and other expense includes interest expense, debt discount amortization, debt issuance cost amortization, and bank fees (net). Interest and other expense for the three and nine months ended September 30, 2013 includes interest expense of $88, debt discount amortization of $49 and debt issuance cost amortization of $17. The remainder is other net interest income/expense and banking fees.

IMRIS Inc.
Notes to the Consolidated Financial Statements
Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated
September 30, 2013
(Unaudited)

15.	COMPARATIVE FIGURES

Certain prior period operating expenses have been reclassified to conform to the current period’s presentation. For the three and nine months ended September 30, 2012 $63 and $88 respectively, has been reclassified from Administrative to the other operating expense categories (excluding amortization).